EXHIBIT 99.1

Emerald Health Therapeutics Announces Pure Sunfarms’ Initial Cultivation and Sales License for Second Greenhouse

Pure Sunfarms intends to launch vape products this summer

VANCOUVER, British Columbia, May 25, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announces that its joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has received from Health Canada its cannabis cultivation and sales licence based on an initial production area within its second 1.1 million square foot greenhouse facility in Delta, British Columbia (the “Delta 2 facility”), allowing it to expand capacity as needed through successive license amendments. The Delta 2 facility is adjacent to its established, fully operating 1.1 million square foot Delta 3 greenhouse facility and, when in production, is expected to contribute to further lowering Pure Sunfarms’ already industry leading cost of cultivation.

On the heels of the leading market share performance of its British Columbia-grown dried cannabis products1, Pure Sunfarms is now preparing to roll out its first bottled cannabis oils and Cannabis 2.0 offerings this summer. Pure Sunfarms’ Cannabis 2.0 roll-out will begin with a selection of pre-filled 510 vape cartridges, available in the extract forms of its top-selling1 dried cannabis strains, as well as a selection of disposable vape pens – all under the highly regarded and well trusted Pure Sunfarms brand.

“The ongoing expansion of Pure Sunfarms’ cultivation capacity and extension of its product lines will continue to expand its flexibility and competitiveness to offer consumers choices that meet their preferences in form, quality, and value – which are already being met as seen through Pure Sunfarms’ stellar performance, for example, in Ontario1,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “We expect Pure Sunfarms’ to continue to build on its operating and market leadership in its broad segment of the market.”

1. Market share performance is based on calculations by Pure Sunfarms from sales information provided by the Ontario Cannabis Store.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include the filing of annual and quarterly documents.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.